BHA Select Network, LLC

Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   69341

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>01/01/2019</u> AND ENDING <u>12/31/2019</u>
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BHA Select Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Atlantic Ave, 7th Floor
_____
(No. and Street)

Boston   MA   02111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel McDermott   508-786-0480
                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP
_____
(Name – if individual, state last, first, middle name)

1499 Post Road, PO Box 139   Fairfield   CT   06824
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒   Certified Public Accountant

    ☐   Public Accountant

    ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Daniel McDermott__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BHA Select Network, LLC__ , as

of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

KASSIA LYNN WHITE
Notary Public
Massachusetts
My Commission Expires
Sep 6, 2024

_____
Signature

__CEO__
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BHA SELECT NETWORK, LLC

<u>**STATEMENT OF FINANCIAL CONDITION**</u>
December 31, 2019

<u>**ASSETS**</u>

Cash	$	140,078
Accounts receivable		23,720
Deposits and prepaid expenses		14,061
Total Assets	$	177,859

<u>**LIABILITIES AND MEMBER EQUITY**</u>

Accounts payable and accrued expenses	$	52,831
Due to related party		1,731
		54,562
Member equity		123,297
Total Liabilities and Member Equity	$	177,859

NOTES TO FINANCIAL STATEMENT
December 31, 2019

Note 1 **Organization and Nature of Business**

BHA Select Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2008 under another name (previously known as Parker Point Capital, LLC) under the laws of the State of Massachusetts. The Company registered for broker-dealer status as BHA Select Network, LLC in July 2013 which was granted on March 5, 2014. The Company provides investment banking and related financial advisory services to alternative investment fund managers. It operates out of one office in Boston, Massachusetts.

The Company's sole member is Brighton House Associates, LLC (the "Parent"), an investment banking firm located in Boston, Massachusetts.

Note 2 **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Lease Accounting
The Company has determined that the new lease accounting standard (ASC-842) does not apply to the Company.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

The Company provides investment banking and advisory services. Revenue for investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for financial advisory retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, contract liabilities were $0. Disaggregation can be found on statement of operations for the year ended December 31, 2019.

Accounts Receivable

Accounts receivable represents amount earned but not yet received. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There was no allowance for doubtful accounts as of December 31, 2019.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Massachusetts State income taxes are provided as they are the responsibility of the individual members.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. There were no uncertain tax positions at December 31, 2019.

Note 3   **Concentrations**

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. During 2019, two customers provided 66% of the total revenues.

Note 4   **Related Party Transactions**

The Company entered into an expense sharing agreement with the Parent, in which the Parent provides office and additional services in exchange for reimbursement of a specified percentage of such expenses. For the year ended December 31, 2019, the Company incurred expenses of $8,345 related to this agreement. At December 31, 2019, the Company owed $1,731 to its Parent for services related to this agreement as shown on the statement of financial condition.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

Note 5   **Commitments and Contingencies**

The Company has pending an Acceptance, Waiver and Consent (AWC) with FINRA regarding certain member rule violations. As part of the pending AWC, the firm has agreed to pay a fine of $15,000. This amount has been recorded as liability, included in the statement of financial condition as of December 31, 2019.

Note 6   **Exemption from Rule 15c3-3**
The Company is exempt from the provisions of Rule 15c3-3 of the SEC, since the Companies activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 7   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $85,516 which was $80,516 greater than its minimum net capital required of $5,000. As of December 31, 2019, the ratio of aggregate indebtedness to net capital was .64 to 1.